

August 5, 2010

David K. Kershaw
Vice President and Controller
Tompkins Financial Corporation
The Commons
P.O. Box 460
Ithaca, NY  14851

> **Re:** **Tompkins Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 001-12709**

Dear Mr. Kershaw:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.      Please revise future filings so that the items in your filings match the item requirements in Form 10-K.

Item 1A.  Risk Factors

2.      Your risk factors are generic and could apply to any registrant in your industry.  Please revise this section in future filings to describe the risks that are specifically applicable to you and the factors that could make an investment in your securities speculative or risky.

<u>Item 7. Management's Discussion of Financial Condition and Results of Operations</u>

<u>Loans and Leases, page 33</u>

3.      Please revise future filings to provide an expanded discussion of your underwriting policies and procedures for each segment of your loan portfolio. Your current disclosure appears overly broad and could apply to any lending institution. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Please ensure that your revisions address both your current policies and procedures and those that reflect the loans held in your portfolio.

4.      Please revise your future filings to disclose the extent to which you have underwritten any hybrid loans, such as payment option ARMs and the extent to which you have underwritten low or reduced documentation loans, including how you define those terms. If applicable, quantify the amounts underwritten during the periods presented and the amounts included in your portfolio as of the balance sheet dates presented. Please revise your nonperforming, charge-off, and past due tables to quantify the amount of such loans.

5.      We note that you generally sell loans without recourse. Please revise future filings to more specifically describe when you do and do not sell loans without recourse and quantify each type of loan sales. Also, clarify the extent to which loans sold without recourse are subject to normal representations and warranties and the extent to which, if applicable, you have had to repurchase loans subject to those representations and warranties.

<u>Allowance for Loan and Lease Looses, page 34</u>

6.      We note your general discussions of management's review procedures, such as, for instance, the on-going review of larger individual loans and leases and the at least annual review of commercial and commercial real estate loans above certain thresholds. In the interest of increased transparency surrounding your policies and procedures for developing the allowance for loan and lease losses, please revise future filings to quantify the various amounts and thresholds used in your review process and to describe in more detail your risk grading system. Consider the potential usefulness to investors and others of disclosing the amount and types of loans that were graded under the various levels of your risk grading system.

7.      You state here and throughout your document that the allowance is an amount that you believe is "adequate". If true, please revise your disclosure to confirm that the allowance is an amount you believe to be "appropriate" to absorb probable losses on existing loans. Otherwise, tell us the accounting guidance that you relied on for your policy as currently stated.

8.      In the interest of increased transparency, please revise the tabular presentations of the
        allocation of the allowance for loan and lease losses and non-performing loans in future
        filings to use the same categories that you use to present your loan and lease summary on
        page 33.  Please similarly revise the tabular presentation of the analysis of the allowance
        for loan and lease losses on page 37.  In connection with those revisions, please revise the
        discussion of your loan portfolio in future filings to disclose your exposure to agricultural
        and financial loans and the underwriting policies and procedures used to originate them.

9.      Please tell us and revise future filings to disclose your accounting policy used to account
        for loans acquired that exhibited credit impairment on the date of acquisition.  Discuss
        how you initially identified and measured the credit impairment on the date of acquisition
        and the related accounting in subsequent periods.  Refer to ASC 310-30-15 (SOP 03-3).

10.     Please revise future filings to disclose whether you have modified loans that you do not
        consider to be TDR's and, if applicable, to discuss the types of modifications made and to
        quantify the amount of loans subject to them.

11.     We note your disclosure on page 36 regarding the decreases in your ratio of allowance to
        non-performing loans.  Please revise future filings to provide an expanded discussion of
        the trend represented by the growth of nonperforming loans compared to the allowance
        for loan losses, including how nonperforming loans migrate to charge-offs.  Clarify how
        your current low loss experience relates to your historical nonperforming loans and
        charge-off activity.

Liquidity Management, page 38

12.     Please revise the tabular presentation of loan maturities in future filings to include your
        residential real estate loans, including interest rate sensitivities.  Also, please ensure the
        categories presented are the same used to disclose your loan and lease summary on page
        33.

Item 11.  Executive Compensation

Definitive Proxy Statement on Schedule 14A

13.     It appears that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not
        necessary and describe the process you undertook to reach that conclusion.

14.     In connection with our review of your Form 10-K for the fiscal year ended December 31,
        2007, we issued comments related to your failure to disclose your performance targets.
        We note your continued utilization of performance targets in connection with your
        incentive compensation program and your continued failure to disclose some of those

targets.  We also note that you have not discussed how difficult it would be for you to achieve the undisclosed targets.  Finally, you have not provided any competitive harm analysis.  Please explain.

15.     On page 16 you say that "Employment Contracts, Termination of Employment and Change-in-Control Arrangements" are one of the major components of your executive officer compensation.  Please explain this statement in light of the fact that, as disclosed on page 18, you do not have employment contracts with your named executive officers.

Signatures

16.     Please confirm that your principal accounting officer or controller has signed your Form 10-K and your Form 10-Q for the fiscal quarter ended March 31, 2010.  Also confirm that the signature pages in future Form 10-K and Form 10-Q filings will indicate that your principal accounting officer or controller has signed the forms.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 2.  Management's Discussion of Financial Condition and Results of Operations

17.     Please tell us, with a view towards expanded disclosure, the circumstances surrounding the Office of the Comptroller of the Currency's requirement that Mahopac National Bank maintain minimum capital ratios at levels higher than those required by applicable regulations and tell us what effect the requirement has had and will have on your operations.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any other questions.

         Sincerely,


         Mark Webb
         Legal Branch Chief